ARTMAP INC, dba HACKER NOON



ANNUAL REPORT

PO Box 2206
Edwards, CO 81632
(970)446 - 6575
https://hackernoon.com/

This Annual Report is dated April 22, 2019.

BUSINESS

ArtMap Inc dba Hacker Noon is a digital publishing company that owns 16 different publications, averaging 10M+ page views monthly. Hacker Noon is the largest AMI publication at 8M+ monthly page views, 7k contributing writers, and 200,000 daily readers.

Previous Offerings

Between 11/05/2018 and 03/04/2019, we sold 130,487 shares of common stock in exchange for $8.2 per share under Regulation Crowdfunding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

<p style="text-align:center;">MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION</p>
<p style="text-align:center;">AND RESULTS OF OPERATION</p>

Operating Results – 2018 Compared to 2017

<p style="text-align:center;">ARTMAP INC
STATEMENTS OF OPERATIONS
(unaudited)</p>

	Year Ended December 31, 2018	Year Ended December 31, 2017
Revenues	$ 181,478	$ 81,378
Cost of revenues	16,979	9,756
Gross profit	164,499	71,622
Operating Expenses:		
General and administrative	70,058	37,956
Sales and marketing	31	6,657
Total operating expenses	70,089	44,613
Income (loss) before provision for income taxes	94,410	27,009
Provision for income taxes	153	-
Net income	$ 94,257	$ 27,009

Liquidity and Capital Resources

At December 31, 2018, the Company had cash of $453,464.

Debt

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: David Smooke

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Chief Financial Officer, Secretary and sole director
- Dates of Service: February 23, 2015 - present
- Responsibilities: Oversee editorial, operation and management of the Company.

Other business experience in the past three years:

- Employer: SmartRecruiters
- Title: Marketing Director
- Dates of Service: July 1, 2012 - January 1, 2015
- Responsibilities: Managing all aspects of marketing and growth of the company's website viewership and social media presence.

Name: Linh Dao Smooke

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer
- Dates of Service: August 5, 2017 - present
- Responsibilities: Oversees day-to-day operations, including, but not limited to, managing sponsorships, in bound writer submissions, human resources and accounting.

Other business experience in the past three years:

- Employer: Minerva Project
- Title: Head of Asia Marketing
- Dates of Service: June 1, 2016 - October 15, 2016
- Responsibilities: She spreads awareness about Minerva to the brightest, most talented and deserving students across China, Japan, Korea, India, Southeast Asia, and more.
- Employer: Minerva Project
- Title: Southeast Asia Regional Manager
- Dates of Service: September 1, 2014 - June 1, 2016

- Responsibilities: She looks for the brightest, most talented and deserving students across 11 countries in the region for Minerva's Class of 2015 and beyond.

Name: Dane Lyons

Positions and offices currently held with the issuer:

- Position: Chief Product Officer
- Dates of Service: Jan 1, 2019 - present
- Responsibilities: builds Hacker Noon 2.0 product & rusn tech team

Other business experience in the past three years:

- Employer: v1Labs
- Title: Founder/CEO
- Dates of Service: April 1, 2018 - present
- Responsibilities: He runs the company, which is a studio to help teams explore, prototype and deploy new product concepts.
- Employer: Kissmetrics
- Title: Senior Software Engineer
- Dates of Service: July 1, 2016 - April 1, 2018
- Responsibilities: Kissmetrics acquired Dane's old company Knowtify and he worked for them as Senior Software Engineer
- Employer: Knowtify.io
- Title: Cofounder/CTO
- Dates of Service: December 1, 2013 - July 1, 2016
- Responsibilities: he runs Knowtify as its Chief Technology Officer

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	David Smooke, PO BOX 2206 Edwards CO 81632	740,000 shares		87%

RELATED PARTY TRANSACTIONS

RELATED PARTY TRANSACTIONS

The Company has not made distributions to the minority shareholders of the Company proportionate to their ownership as required of an S-Corporation. Accordingly, these have been treated as if there were distributions with immediate advances back to the Company. Upon conversion to a C-Corporation, the minority shareholders forgave any amounts due them. Such amounts are included in additional paid-in capital in the accompanying statement of stockholders' equity. As of December 31, 2018 and 2017, the Company owes minority shareholders $0 and $4,084, respectively.

OUR SECURITIES

Our authorized capital stock consists of 2,000,000 shares of common stock, with no par value. As of December 31, 2018, 781,000 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the stockholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the common stock may be

restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessments. Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and the California Corporations Code, shares of our common stock will be fully paid and not liable to further calls or assessments by us.

Voting Proxy of Subscribers in this Offering.
Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

ARTMAP INC

By   David Smooke

Title: Chief Executive Officer

<u>Exhibit A</u>

FINANCIAL STATEMENTS

CERTIFICATION

I, David Smooke, Principal Executive Officer of ARTMAP INC, hereby certify that the financial statements of ARTMAP INC included in this Report are true and complete in all material respects.

David Smooke
Principal Executive Officer

ARTMAP INC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2018 and 2017

Together with
Independent *Accountants'* Review Report

ArtMap Inc
Index to Financial Statements
(unaudited)

ARTMAP INC
BALANCE SHEETS
(unaudited)

	December 31, 2018		December 31, 2017	
Assets				
Current assets:				
Cash	$	453,464	$	8,279
Accounts receivable		11,000		-
Inventory		2,758		562
Total current assets		467,222		8,841
Total assets	$	467,222	$	8,841
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	153	$	-
Related party advances		-		4,084
Total current liabilities		153		4,084
Commitments and contingencies (Note 3)		-		-
Stockholders' equity				
Common stock, no par value, 2,000,000 shares authorized, 781,000 issued and outstanding at December 31, 2018 and 2017		-		-
Subscription receivable		(30,136)		
Additional paid-in capital		494,629		
Retained earnings		2,576		4,757
Total stockholders' equity		467,069		4,757
Total liabilities and stockholders' equity	$	467,222	$	8,841

See notes to the financial statements

1

ARTMAP INC
STATEMENTS OF OPERATIONS
(unaudited)

	Year Ended December 31, 2018		Year Ended December 31, 2017	
Revenues	$	181,478	$	81,378
Cost of revenues		16,979		9,756
Gross profit		164,499		71,622
Operating Expenses:				
General and administrative		70,058		37,956
Sales and marketing		31		6,657
Total operating expenses		70,089		44,613
Income (loss) before provision for income taxes		94,410		27,009
Provision for income taxes		153		-
Net income	$	94,257	$	27,009

See notes to the financial statements

2

ARTMAP INC
STATEMENTS OF STOCKHOLDERS' EQUITY
(unaudited)

| | Common Stock | | | | | |
	Shares	Amount	Additional Paid-in Capital	Subscription Receivable	Retained Earnings	Total Stockholders' Equity
December 31, 2016	755,000	$ -	$ -	$ -	$ 8,347	$ 8,347
Distributions	-	-	-	-	(56,599)	(56,599)
Equity compensation	26,000	-	-	-	26,000	26,000
Net income	-	-	-	-	27,009	27,009
December 31, 2017	781,000	-	-	-	4,757	4,757
Net income prior to conversion to C-Corporation	-	-	-	-	84,450	84,450
Distributions prior to conversion to C-Corporation	-	-	-	-	(96,438)	(96,438)
Shares issued for cash, net of fees	69,038	-	498,306	(30,136)	-	468,170
Advances contributed by minority shareholders		-	4,084	-	-	4,084
Offering costs	-	-	(7,761)	-	-	(7,761)
Net loss after conversion	-	-	-	-	9,807	9,807
December 31, 2018	850,038	$ -	$ 494,629	$ (30,136)	$ 2,576	$ 467,069

See notes to the financial statements

3

ARTMAP INC
STATEMENTS OF CASH FLOWS
(unaudited)

	Year Ended December 31, 2018		Year Ended December 31, 2017	
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net income	$	94,257	$	27,009
Adjustments to reconcile net income to net cash provided by operating activities:				
Equity compensation		-		26,000
Changes in operating assets and liabilities:				
Accounts receivable		(11,000)		-
Inventory		(2,196)		(185)
Accounts payable		153		-
Net cash provided by operating activities		81,214		52,824
CASH FLOWS FROM FINANCING ACTIVITIES:				
Stockholder distributions		(96,438)		(53,575)
Proceeds from sale of common stock		468,170		-
Offering costs		(7,761)		-
Net cash provided by (used in) financing activities		363,971		(53,575)
Increase (decrease) in cash and cash equivalents		445,185		(751)
Cash and cash equivalents, beginning of year		8,279		9,030
Cash and cash equivalents, end of year	$	453,464	$	8,279
Supplemental disclosures of cash flow information:				
Cash paid for interest	$	-	$	-
Cash paid for income taxes	$	-	$	-
Non cash investing and financing activities:				
Distributions not paid - related party advances	$	-	$	3,024

See notes to the financial statements

NOTE 1 – BUSINESS AND NATURE OF OPERATIONS

ArtMap Inc was formed on December 10, 2012 ("Inception") in the State of California. The financial statements of ArtMap Inc (which may be referred to as the "Company," "AMI, " "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Edwards, Colorado.

AMI is a digital publishing company that owns 16 different publications, averaging 10M+ page views monthly. Hacker Noon is the largest AMI publication at 8M+ monthly page views, 7,000 contributing writers, and 200,000 daily readers. Hacker Noon's weekly sponsorships, was launched in October 2017.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with accounting principles U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Inventory
Inventory is comprised of finished good promotional material and is stated at the lower of cost, determined using the first-in, first-out method, or net realizable value.

Revenue Recognition

The Company recognizes revenue from weekly sponsorships that are posted on the Company's owned websites and marketing consulting when (a) persuasive evidence that an agreement; (b) the products have been delivered which occurs when the agreed upon service is performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Advertising

The Company expenses the cost of advertising and promotions as incurred. For the years ended December 31, 2018 and 2017 advertising expense was $31 and $6,657, respectively.

Stock Based Compensation

The Company accounts for stock options issued to employees under Accounting Standards Codification ("ASC") 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company was taxed as an S-Corporation prior to December 10, 2018. Under these provisions, the Company did not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. Under such provisions, the Company paid state income taxes at reduced rates. After December 10, 2018, the Company will be taxed as a C-Corporation.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Colorado state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for 2016 and thereafter. The Company currently is not under examination by any tax authority.

After the Company converted to a C-Corporation, the Company had income of approximately $10,000 for which there is taxable income of $153, which is included in accounts payable in the accompanying balance sheet as of December 31, 2018.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

During the year ended December 31, 2018, the Company's revenue consisted of two customers which accounted for approximately 12% and 11% of total revenue. During the year ended December 31, 2017, the Company's revenue consisted of four customers which accounted for approximately 14%, 11%, 12%, and 18% of total revenue. Management believes the loss of one of these customers would not have an adverse impact on the Company's revenue.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock

As of December 31, 2017, the Company had authorized 1,000 shares of common stock. Subsequent to December 31, 2017, the Company increased the number of shares of common stock authorized to 2,000,000 with no par value. Concurrently, the Company enacted a 1,000 for 1 stock split. The Company has reflected this stock split and authorized share count to all historical information contained within.

As of December 31, 2018 and 2017, the Company had 781,000 and 755,000 shares of common stock issued and outstanding, respectively.

Shares Issued for Cash

During the year ended December 31, 2018, the company issued shares of common stock under its Regulation Crowdfunding offering. The Company sold stock at $8.20 per share, subject to certain bonus shares as disclosed in the offering. Accordingly, the Company issue 69,038 shares of common stock for net proceeds after platform and other fees of $498,306. As of December 31, 2018 $30,136 was yet to be received.

Shares Issued for Services

During the year ended December 31, 2017, the Company issued 26,000 shares of common stock for services including website engineering and editorial management. These shares were valued at $1.00 per share. The valuation of these shares was based on management's best estimate using market indicators, historical earnings, and performance of the Company at the time of the award. Accordingly, stock compensation of $0 and $26,000 was recorded in general and administrative expense in the accompanying statements of operations and stockholders' equity for the years ended December 31, 2018 and 2017, respectively.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company has not made distributions to the minority shareholders of the Company proportionate to their ownership as required of an S-Corporation. Accordingly, these have been treated as if there were distributions with immediate advances back to the Company. Upon conversion to a C-Corporation, the minority shareholders forgave any amounts due them. Such amounts are included in additional paid-in capital in the accompanying statement of stockholders' equity. As of December 31, 2018 and 2017, the Company owes minority shareholders $0 and $4,084, respectively.

ARTMAP INC
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

NOTE 6 – SUBSEQUENT EVENTS

Subsequent to December 31, 2017, the Company continued to sell shares of common stock as described in Note 4. The Company has issued approximately 126,000 shares of common stock for proceeds of approximately $932,000, net of offering costs.

The Company has evaluated subsequent events that occurred after December 31, 2018 through April 15, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.